Exhibit 99.1

XOMA Reports Third Quarter 2010 Financial Results

BERKELEY, Calif., November 4, 2010: XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the third quarter ended September 30, 2010 and provided a general business update.

“The next several months will see pivotal events in the development of our flagship anti-inflammatory antibody candidate, XOMA 052, for Type 2 diabetes,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer.  “We expect to announce interim results from three months of treatment in our 74 patient Phase 2a clinical trial in early January. During the first quarter of 2011, we plan to release top line results from our 420 patient Phase 2b trial, which is designed to evaluate the activity of XOMA 052 in diabetes patients over six months of treatment.  Positive results could bring a potentially disease-modifying therapeutic for the treatment of Type 2 diabetes a major step closer to patients.”

Financial Results

XOMA had total revenues of $10.9 million and a net loss of $13.6 million, or $0.69 per share, in the third quarter of 2010, compared with total revenues of $27.4 million and net income of $1.5 million, or $0.13 per share, in the third quarter of 2009. The decrease in revenues in the 2010 period compared with the 2009 period was primarily due to the $25.0 million sale of the company’s royalty interest in LUCENTIS® in the third quarter of 2009, partially offset by increased contract revenue related to work performed under a U.S. government biodefense contract and the $4.0 million sale of the company’s royalty interest in CIMZIA® in the 2010 third quarter.

XOMA had total operating expenses of $27.5 million in the quarter ended September 30, 2010, compared with $20.6 million in the 2009 third quarter. Research and development expenses were $21.3 million in the 2010 third quarter, compared with $13.4 million in the 2009 third quarter, primarily reflecting increased spending on the XOMA 052 Phase 2 clinical program. Selling, general and administrative expenses were $6.2 million in the 2010 third quarter compared with $7.2 million in the 2009 third quarter.

At September 30, 2010, XOMA had cash and cash equivalents of $16.9 million, compared with $23.9 million at December 31, 2009.  Subsequent to September 30, 2010, XOMA’s cash position was strengthened by $2.0 million received as final payment under its antibody discovery collaboration with Kaketsuken and $1.5 million in gross proceeds from equity issuances under an At Market Sales Agreement entered into in 2009 which has now been fully utilized. In addition, XOMA was awarded $977,917 in grants under the U.S. government’s Patient Protection and Affordable Care Program.

Recent Highlights

•
Enrollment completed in Phase 2a trial of XOMA 052 in patients with Type 2 diabetes: This randomized, placebo-controlled trial, in which 74 patients were enrolled, is designed to evaluate extended biologic activity and safety of XOMA 052. Outcomes will include diabetes measures such as hemoglobin A1c, or HbA1c, and fasting blood glucose, or FBG, and C-reactive protein, or hsCRP, a biomarker of inflammation associated with cardiovascular risk. Interim results from the first three months of treatment in this six month trial are expected to be announced in the first half of January 2011.

•
Enrollment completed in Phase 2b trial of XOMA 052 in patients with Type 2 diabetes: This randomized, placebo-controlled dose-ranging trial enrolled 420 patients and is designed to further evaluate the safety and efficacy of XOMA 052 dosed once monthly compared to placebo. The results will include data on measurements of HbA1c, FBG and hsCRP. Top line results are expected to be announced in the first quarter of 2011.

•
XOMA 052 designated orphan drug in U.S. and European Union for the treatment of Behcet’s disease: Orphan drug designation generally provides multi-year marketing exclusivity and other potential advantages for the development of new agents to treat rare diseases.  In June 2010, XOMA announced positive results from an open-label pilot study of XOMA 052 in seven patients with Behcet’s disease who were suffering from vision-threatening disease exacerbations, known as uveitis, despite maximal doses of immunosuppressive medicines. XOMA 052 was well-tolerated in this trial, and improvements in vision and ocular inflammation were observed in all seven patients following initial treatment, and in each of the five retreated patients.

•
$4 million received from sale of rights to CIMZIA® royalties and $750,000 milestone payment received from AVEO: The proceeds of the sale and milestone payment provide non-dilutive funding to support the development of XOMA 052 and other programs.

•
$997,917 in grants awarded under the Patient Protection and Affordable Care program: All four of the applications XOMA submitted under this program were awarded to the maximum allocation, providing non-dilutive capital to advance XOMA’s programs to develop XOMA 052, XOMA 3AB, and monoclonal antibody therapeutics for the treatment of metabolic and oncologic diseases. The award payments were authorized on October 29, 2010.

Additional Financial Results

Interest expense for the third quarter of 2010 was $0.1 million compared with $1.3 million for the same period of 2009. The decrease in the 2010 period compared with the 2009 period was primarily due to the repayment in full of the term loan with Goldman Sachs Specialty Lending Holdings, Inc. in September 2009. Other income was $3.1 million in the 2010 third quarter compared with $0.1 million in the third quarter of 2009. This increase was primarily related to revaluation of warrant liabilities in the third quarter of 2010.

Liquidity and Capital Resources

Net cash used in operations during the first nine months of 2010 was $42.9 million compared with cash provided by operations of $11.5 million for the same period in 2009. The decrease in cash provided by operating activities in the 2010 period was primarily due to a decrease in revenue receipts for license and collaborative fees and royalties and an increase in spending on the XOMA 052 Phase 2 clinical program.

In October 2010, XOMA entered into an At Market Issuance Sales Agreement under which XOMA may issue shares from time to time through Wm Smith & Co. and McNicoll, Lewis & Vlak LLC as agents by means of one or more "at the market" offerings or, with XOMA's approval, in negotiated transactions. This agreement replaces the At Market Sales Agreement XOMA entered into in the 2009 third quarter, which has been fully utilized.

Guidance

XOMAwill not be providing specific guidance on overall revenues or cash receipts for 2010 so as to best manage its ongoing negotiations for XOMA 052 and technology licensing. Excluding potential revenue from technology licensing and other agreements, the company expects that up to $60 million in cash may be used in operating activities in 2010.

Reverse Stock Split and NASDAQ Compliance

On August 18, 2010, XOMA effected a 1-for-15 share consolidation, or reverse stock split. In September 2010, NASDAQ notified the Company that it regained compliance with the minimum $1.00 per share bid price requirement for continued listing on The NASDAQ Global Market.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its first quarter 2010 financial results today, November 4, 2010, at 4:30 pm ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on February 2, 2011.

About XOMA

XOMA discovers, develops and manufactures novel antibody therapeutics for its own proprietary pipeline as well as through license and collaborative agreements with pharmaceutical and biotechnology companies, and under its contracts with the U.S. government. The company's proprietary product pipeline includes:

•
XOMA 052, an anti-IL-1 beta antibody in Phase 2 clinical development for Type 2 diabetes with cardiovascular biomarkers, Type 1 diabetes, and with potential for the treatment of a wide range of inflammatory conditions. XOMA 052 also has demonstrated positive clinical benefit in a proof-of-concept trial for the treatment of vision-threatening uveitis of Behçet’s disease.

•
 XOMA 3AB, an antibody candidate in pre-IND studies to neutralize the botulinum toxin, among the most deadly potential bioterror threats, under development through funding provided by the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (Contract # HHSN266200600008C).

•	A preclinical pipeline with candidates in development for autoimmune, inflammatory and oncologic diseases.

In addition to its proprietary pipeline, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering Corporation, a subsidiary of Merck & Co., Inc. and Takeda Pharmaceutical Company Limited.

XOMA's technologies have contributed to the success of marketed antibody products, including LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration and CIMZIA® (certolizumab pegol) for rheumatoid arthritis and Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary Human Engineering(tm), affinity maturation, Bacterial Cell Expression (BCE) and manufacturing technologies. BCE is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, sixty pharmaceutical and biotechnology companies have signed BCE licenses, and several licensed product candidates are in clinical development.

XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 225 employees at its Berkeley, California location. For more information, please visit http://www.xoma.com.

Safe Harbor Statement

Certain statements contained herein concerning timing of  results of clinical trials or other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the timing of results of clinical trials may be delayed or may never become available as a result of complications in the collection or interpretation of statistical data, unavailability of resources, actions or inaction by our present or future collaboration partners, insufficient enrollment in such trials or unanticipated safety issues; and results of clinical trials may in any event not be consistent with preclinical or interim results.

These  and other risks, including the generally unstable nature of current economic conditions; the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

    XOMA Ltd.
          Company and Investor Contact:
          Carol DeGuzman
          510-204-7270
          deguzman@xoma.com

          Canale Communications
          Media Contact:
          Carolyn Hawley
          619-849-5375
          carolyn@canalecomm.com

 SOURCE: XOMA Ltd.

XOMA Ltd.
CONSENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)

	Three month ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenues:
License and collaborative fees	$1,410	$1,421	$1,749	$29,276
Contract and other revenue	5,733	3,688	18,025	18,662
Royalties	3,754	22,314	4,267	28,896
Total revenues	10,897	27,423	24,041	76,833
Operating expenses:
Reserach and development	21,345	13,444	58,278	43,472
Selling, general and administrative	6,152	7,197	16,731	18,972
Restructuring	45	2	45	3,603
Total operating expenses	27,542	20,643	75,054	66,047
(Loss) income from operations	(16,645)	6,780	(51,013)	10,786
Other income (expense):
Investment and interest income	4	9	13	47
Interest expense	(104)	(1,339)	(281)	(4,778)
Loss on debt extinguishment	-	(3,645)	-	(3,645)
Other income (expense)	3,113	103	300	1,240
Net (loss) income before taxes	(13,632)	1,908	(50,981)	3,650
Provision for income tax expense (benefit)	1	370	17	6,083
Net loss	$(13,633)	$1,538	$(50,998)	$(2,433)
Basic net (loss) income per common share	$(0.69)	$0.14	$(2.87)	$(0.24)
Diluted net (loss) income per common share	$(0.69)	$0.13	$(2.87)	$(0.24)
Shares used in computing basis net (loss) income per common share	19,802	11,150	17,742	10,211
Shares used in computed diluted net (loss) income per common share	19,802	11,517	17,742	10,211

XOMA Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Three month ended September 30,
	2010	2009
Current assets:	(unaudited)
ASSETS
Cash and csh equivalents	$16,860		$23,909
Trade and other receivables, net	7,944		7,231
Prepaid expenses and other current assets	1,486		1,012
Total current assets	26,290		32,152
Property and equipment, net	16,179		20,270
Other assets	543		402
Total assets	$43,012	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,706		$2,942
Accrued liabilities	8,187		8,639
Deferred revenue	2,152		2,114
Warrant liabilities	1,716		4,760
Other current liabilities	-		223
Total current liabilities	17,761		18,678
Deferred revenue - long-term	1,346		2,894
Interest bearing obligation - long-term	13,505		13,341
Other long-term liabilities	353		385
Total liabilities	32,965		35,298
Shareholders’ equity	10,047		17,526
Total liabilities and shareholders’ equity	43,012		52,824